UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 43985

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

PRIME EXECUTIONS, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o ACCOUNTING and COMPLIANCE INTERNATIONAL, 40 Wall St. – Suite 1704,

NEW YORK,	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA GETTENBERG **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *ANDREW SILVERMAN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
PRIME EXECUTIONS, INC., as of DECEMBER 31, 2011,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

President
Title

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

X ____________________
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRIME EXECUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PRIME EXECUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 83,111
Due from broker	364,062
Commissions receivable	270,973
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $1,350,023)(Note 3)	1,150,000
Equipment and organization expense - net of accumulated depreciation of $5,928	-
Other assets	129,654
Total assets	$ 1,997,800
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 333,372
Due to officers (Note 6)	100,575
Total liabilities	433,947
Commitments and Contingencies (Note 7 and 8)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreement (Note 3)	1,150,000
Stockholders' equity (Note 9)	
Common stock - Class A, $0.01 par value, 133 1/3 shares issued and outstanding	
Common stock - Class B, $0.01 par value, 300 shares issued and outstanding	100
Additional paid-in capital	200,000
Retained earnings	596,317
Less: Treasury Stock	(382,564)
Total stockholders' equity	413,853
Total liabilities and stockholders' equity	$ 1,997,800

The accompanying notes are an integral part of this statement.

PRIME EXECUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1 - Nature of Business

Prime Executions, Inc. (The "Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 - Summary of Significant Accounting Policies (continued)

e) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line method. Leasehold improvements are amortized over the life of the lease using the straight line method.

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 8, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Liabilities Subordinated to the Claims of General Creditors

The subordinated liability consists of two secured demand notes evidenced by secured demand note collateral agreements and subordinated loan agreement, all of which are approved by FINRA. The notes mature on June 25, 2013, and bear interest of .05% per annum.

Note 4 - Income Taxes

Provisions for federal, state, and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax benefit/provision for the year ended December 31, 2011 consists of the following:

	Current	Deferred	Total
Federal	$ 7,000	$ -	$ 7,000
State and local	12,000	-	12,000
	$ 19,000	$ -	$ 19,000

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income expense is as follows:

Expected income tax expense at U.S. statutory tax rate	$ 1,500
The effect of:	
Nondeductible expenses	6,900
Increase due to state and local taxes, net of U.S. federal income tax effect	10,600
	$ 19,000

Note 5 - Profit Sharing Plan

Effective January 1, 1999, the Company adopted the Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% if their salary or the maximum allowed under the Code. All employees who are at least age 21 and have completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. During 2011, the Company contributed $ -0-to the Plan.

Note 6- Due to Officer

The amount due to officers is non-interest bearing and has no fixed repayment terms.

Note 7 - Commitments

Office Lease

The Company leases two premises. The first is under a month-to-month lease at $1,500 per month and may be cancelled at any time, and, the second expires April 30, 2012 and is at $2,520 per month.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $1,006,410 which was $977,480 in excess of its required net capital of $28,930. The Company's net capital ratio was 43.12%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Prime Executions, Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Prime Executions, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2012